Grant Thornton LLP
Chartered Accountants
Management Consultants

Consent of Independent Accountants

To the Board of Directors of Gammon Lake Resources Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  Our auditors' report dated September 10, 2005 on the consolidated balance sheet of Gammon Lake Resources Inc. as at July 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended.

  Our auditors' report dated September 10, 2005 on Canadian & US GAAP Differences prepared under Item 17 of Form 20-F.

Halifax, Nova Scotia	Grant Thornton LLP
June 1, 2007	Chartered Accountants